July 26, 2012

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Mr. John Cannarella

Re:         Denbury Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Response Letter dated June 20, 2012
File No. 1-12935

Dear Mr. Cannarella:

The purpose of this letter is to confirm our understanding, based upon a conversation between Mr. John Cannarella of the Staff of the Commission and Donald Brodsky of Baker Hostetler, outside securities counsel to the Company, that the SEC has indicated that there would be no objection to an extension of an additional seven business days for the Company to respond to the comments contained in the SEC’s letter dated July 12, 2012 concerning Denbury’s 2011 Form 10-K report. This request is being made in light of the Company’s current focus upon the preparation of its second quarter Form 10-Q and the need for its accounting staff to have additional time to gather the information necessary to properly respond to the comment letter.

Please contact Alan Rhoades, Chief Accounting Officer at 972-673-2514, if you need any further information.  Thank you.

Sincerely,

/s/ Mark C. Allen

Mark C. Allen
Sr. Vice President and Chief Financial Officer